PROSPECTUS

One Main Street
Evansville, Indiana 47708
(812) 464-1434

Stock Purchase and Dividend Reinvestment Plan

3,500,000 Shares of Common Stock

Our Stock Purchase and Dividend Reinvestment Plan is a direct stock purchase plan designed to provide investors with a convenient, low-cost method to purchase shares of our common stock and to reinvest cash dividends in the purchase of additional shares. You can participate in the Plan if you own shares of our common stock. If you do not own any shares of our common stock, you can become a participant by making your initial purchase through the Plan with a minimum investment of $500. Our common stock is listed on the New York Stock Exchange under the trading symbol “ONB”.

      Old National will act as Plan Administrator and will determine whether to buy newly issued shares or to buy shares in the open market. Except as otherwise provided by the Plan, the price of shares to participants depends upon the source of the shares:

•	if shares are purchased in the open market, the share price initially will be 100% of the average price per share of the shares purchased, including any trading fees.

•	if shares are purchased directly from us, the share price initially will be 100% of the average of the daily high and low sales price of our common stock traded on the New York Stock Exchange for the five trading days immediately preceding the investment date.

      We may in the future, at our sole discretion, offer shares for purchase under the Plan at a discount.

      You should read this prospectus carefully so you know how the Plan works and then retain it for future reference.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2005.

KEY FEATURES OF THE PLAN

      The following summary of our Stock Purchase and Dividend Reinvestment Plan may omit information that may be important to you and is contained in other sections of this prospectus. You should carefully read the entire text of the Plan contained in this prospectus, beginning on page 4, before you decide to participate in the Plan.

Anyone Can Participate

      If you currently own shares of our common stock, you may participate in the Plan. If you do not own any shares of our common stock, you can participate in the Plan by making your initial investment in shares of our common stock through the Plan with a minimum initial cash investment of $500 and a maximum initial cash investment of $10,000 or by enrolling in the Plan’s automatic monthly investment feature. Our employees and employees of our subsidiaries who do not presently own our common stock may become participants in the Plan and purchase our common stock by making an initial cash investment of at least $50 or by enrolling in the Plan’s payroll deduction feature in an amount of at least $5 per pay period. Please see Question 10 and Question 13 for information regarding when stock purchases will be made.

Automatic Dividend Reinvestment

      If you are a stockholder of record, you can reinvest all or a portion of your cash dividends in additional shares of our common stock. The dividends of all Plan participants will be used to buy additional shares of common stock at the prevailing market price. Please see Question 4 for more detailed information.

Optional Cash Purchases

      You can buy additional shares of common stock if you are a participant in the Plan. You can invest a minimum of $50 and a maximum of $10,000 per month and you can pay by check, money order, wire transfer, electronic debit, or enroll in the Plan’s automatic investment feature to make additional purchases. In certain instances we may, in our sole discretion, permit optional cash purchases that exceed the $10,000 maximum. Please see Questions 9, 10, 14 and 15 for more detailed information.

Source of Shares

      The Plan Administrator will purchase shares of our common stock directly from us as newly issued shares of common stock, in the open market or a combination thereof. Please see Question 7 for more detailed information.

Purchase Price

      The purchase price for shares of our common stock under the Plan depends on whether we issue new shares to you or the Plan Administrator obtains your shares by purchasing them in the open market:

•	For Dividend Reinvestments, Initial Investment Purchases and Optional Cash Investments of $10,000 or Less:

•	the purchase price for shares of common stock purchased in the open market initially will be 100% of the average price per share of the shares purchased, including any trading fees.

•	the purchase price for shares of common stock that the Plan Administrator purchases directly from us initially will be 100% of the daily average of the high and low sales price of our common stock traded on the New York Stock Exchange for the five trading days immediately preceding the investment date.

•	For Initial Investment Purchases and Optional Cash Investments in Excess of $10,000 pursuant to a Request for Waiver:

•	the purchase price for shares purchased pursuant to a request for waiver may reflect a discount of 0% to 5% from the market price and will be based on the average of the daily high and low sales price of our common stock traded on the New York Stock Exchange during a pricing period of no less than one but no more than ten trading days commencing on a date mutually agreed upon by us and the investor. Shares purchased pursuant to a request for waiver are also subject to a threshold price provision. Please see Questions 15 and 16 for more detailed information.

      We reserve the right to establish in the future a discount from the market price for optional cash purchases of $10,000 or less. We also reserve the right to offer a discount or change any discount offered on shares of common stock purchased with reinvested dividends.

      The purchase price for any shares of common stock purchased in the open market will include your pro rata share of any trading fees. Please see Questions 7 and 22 for more detailed information.

Convenient Share Sales

      You can sell common stock and pay fees lower than those typically charged by stockbrokers for small transactions. Please see Question 21 for more detailed information.

Full Investment

      Full investment of your funds is possible because you will be credited with both whole shares and fractional shares. Dividends will be paid not only on whole shares but also proportionately on fractional shares.

Share Safekeeping

      You can deposit your common stock certificates with the Plan Administrator for safekeeping at no cost to you. You can request withdrawal of any or all of your whole shares of common stock held in your Plan account. In the event you elect to terminate your participation in the Plan by withdrawing all of your shares, a certificate representing all of the whole shares held in your Plan account will be sent to you. You will be sent a check for any fractional shares held in your Plan account. A fee of $15 will be charged to you for the termination of your Plan account. You may request that the Plan Administrator safekeep your shares without participating in the Plan. Please see Questions 17, 18 and 19 for more detailed information.

Gifts and Other Share Transfers

      You can make gifts to others of common stock. Please see Question 20 for more detailed information.

Transaction Reporting

      As a Plan participant you will receive a notice after each reinvestment of dividends and optional cash purchase, if any, showing the details of each transaction and the share balance in your Plan account. Please see Question 25 for more detailed information.

Plan Administrator

      We will administer the Plan, keep records, send periodic investment statements to participants and perform other duties relating to the administration of the Plan. We may, in our sole discretion, adopt rules and regulations and make determinations as we desire to facilitate administration of the Plan. We reserve the right, in our sole discretion, to appoint a new Plan Administrator.

THE COMPANY

      We are a financial holding company that operates banking offices in Indiana, Illinois, Kentucky, Ohio and Tennessee through our bank subsidiary, Old National Bank. The bank provides a wide range of banking services, including commercial, consumer and real estate loans, deposit products, lease financing and other traditional banking services. We also own financial services companies that provide financial services to supplement our banking operations, including fiduciary and trust services, investment and securities brokerage services, asset management and insurance and other financial services.

      We were incorporated in 1982 in the State of Indiana as the holding company of Old National Bank in Evansville, Indiana. Old National Bank has provided banking services since 1834. Since our formation in 1982, we have acquired more than 40 financial institutions and financial services companies. In the future,

Old National will continue to pursue opportunities to acquire both financial institutions and financial services companies, focusing on the following objectives:

•	to acquire financial institutions in the Midwestern and South-central regions of the United States, generally with assets in the range of $200 million to $3 billion; and

•	to acquire financial services companies located in, but not limited to, the same geographic markets that provide products and services consistent with and complementary to those products and services offered by us and our affiliates.

      As with previous acquisitions, the consideration paid by us will be in the form of cash, debt or our common stock. The amount and structure of such consideration is based on reasonable growth and cost savings assumptions and a thorough analysis of the impact on both long and short term financial results.

      As a legal entity separate and distinct from our financial institution and financial services subsidiaries, our principal sources of revenues are dividends and fees from our financial institution and financial service company subsidiaries. Our subsidiaries that operate in the banking, insurance and securities business can pay dividends only if they are in compliance with the applicable regulatory requirements imposed on them by federal and state regulatory authorities. Our principal executive offices are located at One Main Street, Evansville, Indiana 47708, and our telephone number at that address is (812) 464-1434.

FORWARD-LOOKING STATEMENTS

      The following is a cautionary note about forward-looking statements. This prospectus (including any information we include or incorporate into this prospectus and in an accompanying prospectus supplement) contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can include statements about estimated cost savings, plans and objectives for future operations, and expectations about performance as well as economic and market conditions and trends. They often can be identified by the use of words like “expect,” “may,” “could,” “intend,” “project,” “estimate,” “believe” or “anticipate.” We may include forward-looking statements in filings with the SEC, such as this prospectus, in other written materials, and in oral statements made by our senior management to analysts, investors, representatives of the media and others. It is intended that these forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the forward-looking statement is made or to reflect the occurrence of unanticipated events. By their nature, forward-looking statements are based on assumptions and are subject to risks, uncertainties and other factors. Actual results may differ materially from those contained in the forward-looking statement.

      Uncertainties which could affect our future performance include, but are not limited to:

•	economic, market, operational, liquidity, credit and interest rate risks associated with our business;

•	economic conditions generally and in the financial services industry;

•	increased competition in the financial services industry either nationally or regionally, resulting in, among other things, credit quality deterioration;

•	volatility and direction of market interest rates;

•	governmental legislation and regulation, including changes in accounting regulation or standards;

•	our ability to execute our business plan;

•	a weakening of the economy which could materially impact credit quality trends and the ability to generate loans;

•	changes in the securities markets; and

•	changes in fiscal, monetary and tax policies.

Investors should consider these risks, uncertainties and other factors when considering any forward-looking statement, including, but not limited to, the risks described in our Annual Report on Form 10-K under the subheading “Risk Factors”.

TERMS AND CONDITIONS OF THE PLAN

      The following constitutes our Stock Purchase and Dividend Reinvestment Plan. All references in this prospectus to “common stock” refer to our common stock, no par value per share.

1.   What is the purpose of the Plan?

The primary purpose of the Plan is to give holders of our common stock and other interested investors a convenient and economical way to purchase shares of common stock by reinvesting all or a portion of their cash dividends in common stock and by making optional cash payments to the Plan. A secondary purpose of the Plan is to give us the ability to raise capital by selling newly issued shares of common stock under the Plan.

2.   Who is eligible to participate in the Plan?

Generally, stockholders may participate in the Plan whether they are a “record owner” or a “beneficial owner” of common stock. You are a record owner if you own shares of common stock that are registered in your name with our transfer agent. You are a beneficial owner if you own shares of common stock that are registered in a name other than your own. For example, you are a beneficial owner if you own shares held in the name of a broker, bank or other nominee. If you are a record owner, you may participate directly in the Plan. If you are a beneficial owner, you must either (1) become a record owner by having one or more shares transferred into your own name or (2) coordinate your participation in the Plan through the broker, bank or other nominee in whose name your shares of common stock are held.

If you do not currently own any common stock, you can participate in the Plan by making an initial purchase of common stock through the Plan with a minimum initial investment of $500 or by enrolling in the Plan’s automatic investment feature. Please see Question 8 for details regarding an initial investment.

Our employees and the employees of our subsidiaries are eligible to participate in the Plan regardless of whether an interested employee currently owns any common stock. Please see Question 3 for details regarding employee participation.

You may not participate in the Plan if it would be unlawful for you to do so in the jurisdiction where you are a citizen or reside. If you live outside the U.S. and you are a qualified U.S. person, you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. We reserve the right to terminate participation of any stockholder if we deem it advisable under any foreign laws or regulations.

3.   How do I get started?

If you are eligible to participate in the Plan, you may join the Plan at any time. Once you have enrolled, you will remain enrolled until you withdraw from the Plan, we terminate the Plan or we terminate your participation in the Plan.

You may enroll by completing the enclosed Enrollment Form along with the items required and mailing them to the Plan Administrator in the reply envelope. Alternatively, you may download an enrollment form from our website at www.oldnational.com by first clicking on the Shareholder Relations link and then clicking on the Stock Purchase Plan link, and completing and mailing the Enrollment Form as described above. Your participation will begin after your authorization is received. There is a $10 initial enrollment fee for participation in the Plan. The initial enrollment fee is waived for our employees and the employees of our subsidiaries.

Our employees and employees of our subsidiaries who do not presently own any shares of common stock may join the Plan at any time after being furnished a copy of the prospectus by completing and returning to us (Attention: Shareholder Services Department) an Enrollment Form and making an initial cash investment of at least $50 (but not more than $10,000). Employees may also join the Plan by completing a payroll deduction authorization form furnished by their respective Human Resources Department. Please see Question 12 for details concerning the payroll deduction feature.

4.   How do I reinvest dividends?

If you are a stockholder of record and you choose to participate in the Plan, you can reinvest all or a portion of the cash dividends paid on shares of common stock that you own in additional shares of common stock. Stockholders of record who elect to reinvest dividends will receive a quarterly account statement and transaction notices and will have electronic access to their account.

Choosing Your Investment Options. If you elect to reinvest your dividends, you must choose one of the following when completing the Dividend Reinvestment section of the Enrollment Form:

•	Full Dividend Reinvestment: This option directs the Plan Administrator to reinvest the cash dividends paid on all of the shares of common stock owned by you then or in the future in additional shares of common stock.

•	Partial Dividend Reinvestment: This option allows you to designate a specific number of shares of common stock for dividend reinvestment, with dividends on the balance of your shares to be paid in cash. This option is not available if you are making an initial cash investment.

NOTE: If you do not indicate a participation option on your Enrollment Form, your Plan account will be enrolled in the full dividend reinvestment option.

Changing Your Investment Option. You may change your investment option at any time by contacting the Plan Administrator. The Plan Administrator must receive any change regarding your participation in the Plan on or before the record date for a dividend payment in order for the change to be effective for that dividend payment. You may, of course, choose not to reinvest any of your dividends, in which case the Plan Administrator will remit any dividends to you by check.

5.   When are dividends reinvested?

If your dividends are reinvested, the Plan Administrator will invest dividends in additional shares of common stock purchased on the open market or directly from us or a combination thereof, as promptly as practicable, on or after the dividend payment date, normally within one week. Additional shares purchased with dividends will be purchased at the prevailing market price. Please see Question 7 for more detailed information. In the case of purchases on the open market, in the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest the funds within 30 days, the Plan Administrator will remit the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment.

6.   What is the source of shares to be purchased under the Plan?

All dividends reinvested through the Plan and all optional cash purchases will be used to purchase either newly issued shares directly from us, shares on the open market, or a combination thereof, at our discretion. Shares purchased directly from us will consist of authorized but unissued shares of our common stock. We may not change our determination that shares purchased through the Plan will be purchased either in the open market or from us, more than once every three months. We may change the source of the shares of common stock for the Plan without providing you notice that we are doing so.

7.   At what price will shares be purchased?

For Dividend Reinvestments, Initial Investment Purchases and Optional Cash Purchases of $10,000 or Less:

•	in the open market, the purchase price initially will be 100% of the average price per share of the shares purchased, including any trading fees.

•	directly from us, the purchase price initially will be 100% of the average of the daily high and low sales price of our common stock traded on the New York Stock Exchange for the five trading days, that is, days on which the New York Stock Exchange is open for trading, immediately preceding the investment date. If there are no sales of common stock on one or more of the five trading days prior to the date of purchase, the average will be based on the closing sale prices on those days within the five day trading period on which shares of the common stock do trade.

Optional Cash Investments in Excess of $10,000 Pursuant to a Request for Waiver:

•	the purchase price for shares purchased pursuant to a request for waiver may reflect a discount of 0% to 5% from the market price (inclusive of any applicable trading fees or purchase fees that we elect to pay on your behalf) and will be based on the average of the daily high and low sales price of our common stock traded on the New York Stock Exchange during a pricing period of no less than one but no more than ten trading days commencing on a date mutually agreed upon by us and the investor. Shares purchased pursuant to a request for waiver are also subject to a threshold price provision. Please see Questions 14 and 15 for more detailed information.

We reserve the right to establish in the future a discount from the market price for optional cash purchases of $10,000 or less. We also reserve the right to offer a discount or change any discount offered on shares of common stock purchased with reinvested dividends. Any discount offered may, in our sole discretion, be applied to dividend reinvestment only, optional cash investments only, or both.

In the event that we authorize the Plan Administrator to purchase shares of common stock in the open market, you will be required to pay your pro rata share of any trading fees incurred by the Plan Administrator.

8.   How do I make an initial investment?

If you do not own our common stock, you can make an initial cash investment for as little as $500, but your initial cash investment cannot exceed $10,000. In certain instances, however, we may, in our sole discretion, permit initial investments that exceed the $10,000 maximum. The initial investment may be made:

•     Using the Enrollment Form and

•	making one payment (minimum of $500) by check or money order payable to Old National Bancorp, or

•	by enrolling in our automatic monthly investment feature.

9.   How do I make optional cash purchases?

If you already own common stock and are enrolled in the Plan and want to make additional cash purchases, you can send a check or money order to the Plan Administrator for each purchase and authorize an individual automatic deduction from your bank account or wire transfer payable through a U.S. bank or other financial institution to “Old National Bancorp”. If you choose to submit a check or money order, please make sure to include the contribution form on your Plan statement and mail it to the address specified on the statement. Alternatively, if you wish to make regular monthly purchases, you may authorize automatic monthly deductions from your bank account. This feature enables you to make ongoing investments in an amount that is comfortable for you without having to write a check. See Question 11 for more detailed information on the automatic monthly investment feature of the Plan.

Optional cash purchases are subject to a monthly minimum purchase requirement of $50 and a maximum purchase limit of $10,000. In certain instances, however, we may, in our sole discretion, permit optional cash purchases that exceed the $10,000 maximum. Please see Questions 14 and 15 for more detailed information on optional cash purchases in excess of $10,000.

10.	When must my initial cash investment or optional cash investment be received by the Plan Administrator?

Purchases will be made on the 5th and 20th day of each month or as promptly as practicable after the 5th and 20th days of the month if such days are not business days. As a result, your initial cash investment and optional cash investments must be received by the Plan Administrator at least two business days prior to a purchase date in order for your investment to be invested on such purchase date. Otherwise, your initial cash investment or optional cash investment will be held by us and invested as promptly as practicable after the 5th and 20th of each month. See Question 13 for more detailed information concerning when shares will be purchased.

Because interest is not paid on funds pending investment, it is to your benefit to mail your initial cash investment and optional cash investments so they are received shortly before the 5th or 20th day of each month. Funds are considered to be received when delivered, either by overnight delivery, courier delivery, postal service, electronic funds transfer or in person, during company business hours to the Plan Administrator (see Question 36 for address).

We reserve the right to delay honoring investment requests for purchasing shares until we confirm receipt of good funds from you. We also reserve the right to delay issuing certificates until we confirm that such shares were purchased with good funds. However, in the event that a check submitted to us for investment is returned unpaid for any reason, the Plan Administrator will consider the request for investment of such funds null and void. Any shares purchased upon the prior credit of such funds will be immediately removed from your Plan account. The Plan Administrator will be entitled to sell those shares to satisfy any uncollected amounts and impose an appropriate fee. Please see “Plan Service Fees Schedule” attached hereto as Appendix A for a detailed description of the relevant charges and fees. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of such uncollected amounts and fees, the Plan Administrator will be entitled to sell additional shares of common stock from your Plan account or bill you to satisfy the uncollected balance.

11.	What is the automatic monthly investment (electronic debit) feature of the Plan, and how does it work?

You may make voluntary cash payments of not less than $50 per payment nor more than an aggregate total of $10,000 during a calendar month by means of a monthly automatic electronic funds transfer from a predesignated account with a United States financial institution. Any automatic monthly investment will be treated as an initial cash investment or an optional cash purchase, but will not be subject to a $5.00 per transaction purchase charge.

To initiate automatic monthly investments, you must complete, sign and return to us (Attention: Shareholder Services Department) an automatic monthly deduction form with a voided blank check (checking account) or deposit slip (savings account) for the account from which funds are to be drawn. Automatic monthly deduction forms may be obtained from us upon request. Forms will be processed and will become effective as promptly as practicable.

Once automatic monthly investment is initiated, funds will be drawn from your designated financial institution account on the 25th day of each month, or the preceding business day, and will be invested in common stock on the next purchase date.

You may change the amount of your automatic monthly investment or the designated account from which funds are drawn at any time by completing, signing and submitting to us (Attention: Shareholder Services Department) a new automatic monthly deduction form. To be effective with respect to the next purchase period, however, the new automatic monthly deduction form must be received by us at least twenty business days preceding the purchase period for which such change is to be effective. Otherwise, the change will not be effective until the following month. You may terminate your automatic monthly investment at any time by notifying us (Attention: Shareholder Services Department) in writing.

12. What is the payroll deduction feature of the Plan for our employees and how does it work?

Our employees and employees of our subsidiaries may make voluntary cash payments to their Plan accounts of not less than $5 per pay period by means of payroll deduction. To initiate payroll deduction, an employee must complete and sign a payroll deduction investment authorization form and return it to their respective Human Resources Department. Forms will be processed and will become effective as promptly as practicable. Once an employee has begun payroll deduction, the funds from such payroll deduction will be invested as cash investments to the employee’s Plan account. All shares of common stock purchased from the employee’s payroll deduction for his or her Plan account will be automatically enrolled in the full dividend reinvestment option.

Employees may increase, decrease or cease their payroll deduction at any time by giving written notice to their respective Human Resources Department and by completing and signing a new payroll deduction authorization form indicating the desired changes. In order for any change to be effective for the next purchase period, the new payroll deduction authorization form must be submitted 20 business days before the purchase period.

Ceasing payroll deduction or terminating employment with us and our subsidiaries WILL NOT terminate a Plan account. Dividends will continue to be reinvested, and you may continue to make voluntary cash payments as outlined in Questions 6 and 9.

13. When will shares be purchased?

The Plan Administrator will invest all initial and optional cash purchases by a stockholder of $10,000 or less in shares of common stock purchased on the open market or directly from us as promptly as practicable after the 5th and 20th day of each month. In the case of purchases on the open market, in the unlikely event that, due to unusual market conditions, the Plan Administrator is unable to invest the funds within 30 days, the Plan Administrator will return the funds to you by check. No interest will be paid on funds held by the Plan Administrator pending investment. Please see Question 14 for more detailed information on optional cash purchases in excess of $10,000.

14. How do I make optional cash purchases over the maximum monthly amount?

Optional cash purchases in excess of $10,000 per month may only be made pursuant to a Request for Waiver accepted by us, at a price or method determined in our sole discretion, including the establishment of a minimum price, as more fully described in Question 15. If you wish to make an optional cash purchase in excess of $10,000 for any month, you must obtain our prior written approval. To obtain approval, you should request a “Request for Waiver” form by contacting the Plan Administrator at (800) 677-1749. Completed Request for Waiver forms should be sent to the Plan Administrator via facsimile at (812) 464-1421. We have sole discretion to grant any approval for optional cash purchases in excess of the allowable maximum amount. If we approve your request, the Plan Administrator will notify you via return facsimile. You must send the authorized amount to the Plan Administrator per written instructions in the Request for Waiver form. In deciding whether to approve a Request for Waiver, we will consider relevant factors including, but not limited to:

•	whether the Plan is then acquiring newly issued shares directly from us or acquiring shares in the open market;

•	our need for additional funds;

•	the attractiveness of obtaining additional funds through the sale of common stock as compared to other sources of funds;

•	the purchase price likely to apply to any sale of common stock;

•	the stockholder submitting the request;

•	the extent and nature of the stockholder’s prior participation in the Plan;

•	the number of shares of common stock held of record by the stockholder; and

•	the aggregate number of optional cash purchases in excess of $10,000 for which Requests for Waiver have been submitted by all stockholders.

If Requests for Waiver are submitted for an aggregate amount in excess of the amount we are then willing to accept, we may honor such requests in order of receipt, pro-rata or by any other method that we determine to be appropriate. With regard to optional cash purchases made pursuant to a Request for Waiver, the Plan does not provide for a predetermined maximum limit on the amount that a stockholder may invest or on the number of shares that may be purchased.

15.	What additional provisions apply to optional cash purchases made pursuant to a Request for Waiver?

If we decide to accept a Request for Waiver, the price of shares issued will be determined by a pricing period of no less than one but no more than ten trading days commencing on a date mutually agreed upon by us and the investor (the “Pricing Period”). Optional cash payments made pursuant to a Request for Waiver will be applied to the purchase of shares of common stock as soon as practicable on or after the next business day following the last day of the Pricing Period (the “Investment Date”). The Plan Administrator will apply all optional cash purchases, for which good funds are received on or before the first business day before the Pricing Period, to the purchase of shares of common stock as soon as practicable on or after the next following Investment Date. For purposes of determining the price per share on the Investment Date, the price will be equal to the average of the high and low sales prices, computed up to 4 decimal places, if necessary, of our common stock as reported on the New York Stock Exchange for each trading day of the Pricing Period.

The purchase price on any Investment Date may be reduced by a waiver discount, as determined in our sole discretion, but in no event will the purchase price be less than 95% of the average high and low sales prices of our common stock as reported on the New York Stock Exchange on the Investment Date. This means that if the average of the daily high and low sales prices during the Pricing Period (for trading days in which the threshold price, as described in the next paragraph, is satisfied) is less than 95% of the average high and low sales prices on the Investment Date, the purchase price per share on the waiver Investment Date will be increased so that it is equal to 95% of the average high and low sales prices as reported on the New York Stock Exchange on the waiver Investment Date.

Threshold Price. We may establish a minimum purchase price (the “Threshold Price”) applicable to optional cash purchases made pursuant to a Request for Waiver for any Pricing Period. The Threshold Price will be applicable for each day on which our common stock is traded on the New York Stock Exchange, each a “Trading Day.” We will determine whether to establish a Threshold Price, and if so, its amount, at least one business day prior to the first day of the applicable Pricing Period. We will notify the Plan Administrator of the Threshold Price, if any. We will make this determination at our discretion after a review of current market conditions, the level of participation in the Plan and current and projected capital needs.

If a Threshold Price is established for any Pricing Period, the average of the high and low sale prices (not adjusted for discounts, if any) of our common stock traded on the New York Stock Exchange must equal or exceed the Threshold Price on each Trading Day of the relevant Pricing Period. In the event that the Threshold Price is not satisfied for a Trading Day in the Pricing Period, then that Trading Day will be excluded from the Pricing Period and all trading prices for that day will be excluded from the determination of the purchase price. A day will also be excluded from the Pricing Period if no trades of common stock are made on the New York Stock Exchange for that day. Thus, for example, for a five (5) day Pricing Period, if the Threshold Price is not satisfied for one of the five Trading Days in the Pricing Period, then the purchase price will be based upon the remaining four Trading Days in which the Threshold Price was satisfied.

In addition, a portion of each optional cash purchase will be returned for each Trading Day of a Pricing Period in which the Threshold Price is not satisfied or for each day in which no trades of common stock are made on the New York Stock Exchange. The amount returned will be equal to a pro-rata amount of the optional cash purchase amount (not just the amount exceeding $10,000) for each Trading Day that the Threshold Price is not satisfied or for each day in which no trades of common stock are made on the New York Stock Exchange. Thus, for example, for a five (5) day Pricing Period, if the Threshold Price is not satisfied or no such sales are reported, for one of the five Trading Days in the Pricing Period, then the Plan Administrator will return one-fifth (or 20%) of the optional cash investment to you without interest.

The establishment of the Threshold Price and the possible return of a portion of the investment apply only to optional cash purchases made pursuant to a Request for Waiver. Setting a Threshold Price for a Pricing Period will not affect the setting of a Threshold Price for any subsequent Pricing Period. For any Pricing Period, we may waive our right to set a Threshold Price. Neither we nor the Plan Administrator shall be required to provide any written notice as to the Threshold Price for any Pricing Period. However, you may ascertain whether a Threshold Price has been set or waived for any given Pricing Period by contacting the Plan Administrator’s waiver department at (800) 677-1749.

Waiver Discount. For each Pricing Period, we may establish a discount from the market price applicable to optional cash purchases made pursuant to a Request for Waiver. This discount (the “Waiver Discount”) may be between 0% and 5% of the purchase price and may vary each Pricing Period. The Waiver Discount will be established at our sole discretion. Neither we nor the Plan Administrator shall be required to provide any written notice of any Waiver Discount for any Pricing Period. However, you may ascertain whether we have established a Waiver Discount for any given Pricing Period by contacting the Plan Administrator at (800) 677-1749. Setting a Waiver Discount for a particular Pricing Period will not affect the setting of a Waiver Discount for any subsequent Pricing Period.

The Waiver Discount, if any, will apply only to optional cash purchases in excess of $10,000. The Waiver Discount will apply to the entire optional cash purchase and not just the portion of the optional cash purchase that exceeds $10,000. We reserve the right to establish in the future a discount from the market price for optional cash purchases of $10,000 or less.

We will only establish a Threshold Price or Waiver Discount for shares that are purchased directly from us. We reserve the right, in our sole discretion and without providing notice to you, to amend, administer and approve any terms regarding the Threshold Price, Waiver Discount or any other terms regarding optional cash purchases in excess of the $10,000 maximum amount as we deem necessary or appropriate.

16. What if I have more than one account?

For purposes of the Plan, we may aggregate all dividend reinvestments and optional cash purchases for participants with more than one account using the same social security or taxpayer identification number. For participants unable to supply a social security or taxpayer identification number, we may limit their participation to only one Plan account.

For the purpose of the limitations discussed in Questions 14 and 15, we may aggregate all Plan accounts we believe to be under common control or management or to have common ultimate beneficial ownership. Unless we have determined reinvestment of dividends and optional cash purchases for each such account would be consistent with the purposes of the Plan, we have the right to aggregate all such accounts and to return, without interest, within 30 days of receipt, any amounts in excess of the investment limitations applicable to a single account received in respect of all such accounts.

17. Will I receive certificates for shares purchased?

No, you will not receive certificates for shares purchased. The Plan Administrator will maintain shares purchased under the Plan in your Plan account. Plan account shares are held in your name in “book-entry” form. This service protects against the loss, theft or destruction of certificates evidencing your shares of common stock. See Question 19 to learn how to obtain certificates for shares held in your Plan account.

18. May I deposit stock certificates I currently hold into my Plan account?

If you own common stock in certificated form, you may deposit your certificates for those shares in your Plan account, free of charge. The Plan Administrator will credit the shares of common stock represented by the certificates to your account in “book-entry” form and will combine the shares with any whole and fractional shares then held in your Plan account. In addition to protecting against the loss, theft or destruction of your certificates, this service also is convenient if and when you sell shares of common stock through the Plan. See Question 21 to learn how to sell your shares of common stock under the Plan.

You may deposit certificates for shares of common stock into your account regardless of whether you have authorized reinvestment of dividends.

19. Can I get certificates if I want them?

Yes, if you should ever want a stock certificate for all or any portion of the whole shares of common stock in your Plan account, the Plan Administrator will issue and deliver one to you, upon your request, promptly upon receipt of your instructions. If you request a certificate for shares held in your Plan account, such shares will be considered withdrawn from the Plan and a certificate representing whole shares will be prepared and delivered to you by the Plan Administrator. If your certificate request involves all of the shares in your account, your account will be terminated and you will be charged a termination fee of $15. The Plan Administrator will not issue certificates for fractional shares of common stock but will issue a check representing the value of any fractional shares based on the then current market price. Shares withdrawn from your Plan account will no longer be eligible for dividend reinvestment until such time as you redeposit those shares with the Plan Administrator.

20. How can I transfer or give gifts of shares?

You may transfer or give gifts of common stock to anyone you choose (subject to the restrictions set forth in our certificate of incorporation) by contacting the Plan Administrator and requesting a Gift/ Transfer Form. After the transfer or purchase is completed, upon your request, the Plan Administrator will send you a non-negotiable gift announcement, which you can present to the recipient. A notice indicating the deposit of common stock will be forwarded to the recipient.

21. How do I sell shares?

You can sell any number of shares held in your Plan account by contacting the Plan Administrator in writing. All sales of Plan shares will be conducted once each week. In order to sell your shares, a sale request must be received before 12:00 p.m. (noon) Central Time on the day prior to the sale date. If you fail to make the 1:00 p.m. sale deadline, your share will be sold on the next succeeding sale date. You may ascertain the sale date by contacting the Plan Administrator at (800) 677-1749. The sale price will be the average price of all shares sold for Plan participants with respect to that sale date. You can also choose to sell your shares through a stockbroker of your choice, in which case you should request a certificate for your shares from the Plan Administrator for delivery to your stockbroker prior to settlement of such sale.

Cost of Selling Shares. The Plan requires you to pay all costs associated with the sale of your shares under the Plan. A service fee for selling Plan shares (currently $0.15 per share), applicable trading fees (currently $0.0625 per share) and any required tax withholdings on the settlement date, which is generally three business days after your shares have been sold, will be deducted from your sale proceeds. Please see “Plan Service Fees Schedule” attached hereto as Appendix A for a detailed description of the relevant charges and fees.

Termination of Your Account Upon Sale of All Shares. Please note that if your total holdings fall below one share, the Plan Administrator may, in its sole discretion, liquidate the fractional share, remit the proceeds to you, less any applicable fees, and close your Plan account.

Timing and Control. Because the Plan Administrator will sell the shares on behalf of the Plan, neither we nor any participant in the Plan have the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and will bear any market risk associated with fluctuation in the price of our stock. That is, if you send in a request to sell shares, it is possible that the market price of our stock could go down or up before the broker sells your shares and the per share sales price you receive will be the average price of all shares sold for Plan participants with respect to that sale date. In addition, you will not earn interest prior to or in connection with any sales transaction.

22. What are the costs of participating in the Plan?

You do not pay any trading fees, service charges or other fees on shares of common stock purchased directly from us through the reinvestment of dividends. In the event that we authorize the Plan Administrator to purchase shares of common stock in the open market, you will be required to pay your pro rata share of any trading fees incurred by the Plan Administrator. In addition, in the event you make optional cash purchases other than through automatic payroll or account deduction, there is a $5.00 purchase charge per open market transaction (waived upon initial enrollment). The purchase charge is waived for our employees and employees of our subsidiaries. You also will be responsible for any fees payable in connection with your sale of shares from the Plan. In the event you withdraw from participation in the Plan, you will be charged a termination fee of $15.00. Please see “Plan Service Fees Schedule” attached hereto as Appendix A for a detailed description of the relevant charges and fees.

23. How can I vote my shares?

You will receive proxy material for all shares in your Plan account. You may vote your shares of common stock either by designating the vote of the shares by proxy or by voting the shares in person at the meeting of stockholders. The proxy will be voted in accordance with your direction. If you do not return the proxy card or if you return it unsigned, none of your shares will be voted.

24. What happens if you have a rights offering, issue a stock dividend or declare a stock split?

In the event that we should make available to our shareholders rights to purchase additional shares of common stock or other securities, the Plan Administrator will sell or direct the sale of the rights accruing to shares held in your Plan accounts and apply the net proceeds of such sales to the purchase of additional shares of common stock. Any dividends in the form of shares of common stock and any shares resulting from a common stock split on shares held in your Plan account will be credited to your Plan account.

25. How will I keep track of my investments?

The Plan Administrator will send you a transaction notice confirming the details of each transaction you make. Shareholders who have elected to have their dividends reinvested will receive a quarterly Plan account statement in addition to the transaction notices. In addition, in the event we declare and pay a stock dividend, you will receive an account statement confirming details of the stock dividend. You may request a duplicate of any statement by contacting the Plan Administrator. You will be charged a fee of $10 for the issuance of a duplicate statement.

26. What are some of the federal income tax consequences of my participation in the Plan?

The following is a summary of material federal income tax consequences of participation in the Plan. This summary is for general information only and does not constitute tax advice. This summary does not reflect every possible tax outcome or consequence that could result from participation in the Plan. Also, this summary does not discuss your tax consequences if you are not a United States citizen or a resident alien. We advise you to consult your own tax advisors to determine the tax consequences particular to your situation, including any applicable state, local or foreign income and other tax consequences that may result from your participation in the Plan and your subsequent sale of shares acquired pursuant to the Plan. Any state tax consequences will vary from state to state, and any tax consequences to you if you reside outside the United States will vary from jurisdiction to jurisdiction.

In general, dividends paid on common stock, whether the shares are held in certificated form by you or held by us in book-entry form through the Plan, are considered taxable income, whether paid in cash or reinvested through the Plan. By reinvesting dividends you will be liable for the payment of income tax on the dividends despite not receiving immediate cash dividends to satisfy the tax liability.

The tax basis of shares acquired through the reinvestment of dividends in the Plan will be equal to the amount of the dividend income recognized by you for federal income tax purposes. The tax basis of shares purchased through initial cash investments and optional cash purchases will be equal to the amount of such investments.

Upon the sale of either all or a portion of your shares from the Plan, you will generally recognize a capital gain or loss based on the difference between the sale proceeds and the tax basis in the shares sold, including any fractional shares. The capital gain or loss will be long-term if the shares were held more than one year.

For participants subject to U.S. withholding tax, backup withholding or foreign taxes, we will withhold the required taxes from the gross dividends or proceeds from the sale of shares. The dividends or proceeds received by you, or dividends reinvested on your behalf, will be net of the required taxes.

The information return sent to you and the IRS at year-end will provide the information with respect to the Plan required to complete your income tax returns.

27. How would I terminate my participation?

You may discontinue the reinvestment of your dividends at any time by giving notice to the Plan Administrator. To be effective for any given dividend payment, the Plan Administrator must receive notice before the record date for such dividend payment. Upon termination of your Plan account, you will receive a certificate for the whole shares held for you under the Plan and a check for any fractional shares held in your account at the time of termination based on the current market value less any applicable sale fees. After the Plan Administrator terminates your account, future dividends will be sent directly to you by check. You will be charged a termination fee of $15 on termination of your Plan account. Alternatively, if you so direct, the Plan Administrator will sell all whole and fractional shares in your Plan account and send you a check for the proceeds less any applicable fees.

Rejoining the Plan After Withdrawal. After you withdraw from the Plan, you may rejoin the Plan at any time by filing a new Enrollment Form with the Plan Administrator, and otherwise complying with the terms of the Plan. However, the Plan Administrator has the right to reject the Enrollment Form if you repeatedly join and withdraw from the Plan, or for any other reason. The Plan Administrator’s exercise of this right is intended to minimize unnecessary administrative expenses and to encourage use of the Plan as a long-term shareholder investment service.

28. Are there any risks associated with the Plan?

Your investment in shares of common stock purchased under the Plan is no different from any investment in shares of common stock that you hold directly. Neither we nor the Plan Administrator can assure you a profit or protect you against a loss on shares that you purchase. You bear the risk of loss and enjoy the benefits of any gain from market price changes with respect to shares purchased under the Plan. Please see a discussion of the risks associated with all investment in our common stock in our Annual Report on Form 10-K under the subheading “Risk Factors.”

29. Can the Plan be amended, modified, suspended or terminated?

We reserve the right to amend, modify, suspend or terminate the Plan at any time. You will receive written notice of any material amendment, modification, suspension or termination. We and the Plan Administrator also reserve the right to change any administrative procedures of the Plan.

30. What are the responsibilities of Old National and the Plan Administrator?

Neither we, nor the Plan Administrator, will be liable for any act done in good faith or for any good faith failure to act, including, without limitation, any claim of liability (1) arising from the failure to terminate your account upon your death or a judgment of incompetence prior to the Plan Administrator’s receipt of notice in writing of the death or incompetence, (2) relating to the prices and times at which the Plan Administrator buys or sells shares for your account, or (3) relating to any fluctuation in the market value of the common stock.

The payment of dividends is at the discretion of our Board of Directors and will depend upon future earnings, our financial condition and other factors. The Board of Directors may change the amount and timing of dividends at any time without notice.

31. Can I transfer my right to participate in the Plan to another person?

No, you may not transfer your right to participate in the Plan to another person.

32. What happens if we terminate the Plan?

If we terminate the Plan, you will receive a certificate for all whole shares of common stock held in your Plan account and a check representing the value of any fractional shares based on the then current market price. We also will return to you any uninvested dividends or optional cash payments held in your account.

33. How will you interpret and regulate the Plan?

We may interpret, regulate and take any action in connection with the Plan that we deem reasonably necessary in our sole discretion to carry out the Plan. As a participant in the Plan, you will be bound by any actions taken by us or the Plan Administrator.

34. What law governs the Plan?

The laws of the State of Indiana will govern the terms, conditions and operation of the Plan.

35. Where will notices be sent?

The Plan Administrator will address all notices to you at your last known address. You should notify the Plan Administrator promptly, in writing, of any change of address.

36. What if I have questions about the Plan?

Enrollment, purchase or sale of share requests and other requests for transactions or services offered by the Plan should be directed to the Plan Administrator through use of any of the following:

Telephone

Telephone customer service is available toll-free within the United States and Canada: (800) 677-1749. All requests to sell or purchase shares must be made in writing to the Plan Administrator.

In Writing

You may also write to the Plan Administrator at the following address:

Old National Bancorp
Shareholder Services Department
P.O. Box 929
Evansville, Indiana 47706-0929

Be sure to include your name, address, daytime phone number, social security or tax I.D. number and a reference to the Stock Purchase and Dividend Reinvestment Plan on all correspondence.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the SEC’s public reference room. You may also inspect our reports at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      For further information about us and the securities we are offering, you should refer to our registration statement and its exhibits (registration no. 333-120545).

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference, and information that we file subsequently with the SEC will automatically update this prospectus. In other words, in the case of a conflict or inconsistency between information set forth in this prospectus and/or information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We incorporate by reference the following documents (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act”):

•	Our annual report on Form 10-K for the year ended December 31, 2003;

•	Our quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

•	Our current reports on Form 8-K, filed on August 19, 2004, November 22, 2004 and December 15, 2004;

•	The description of our common stock contained in the registration statement on Form 8-A filed pursuant to Section 12 of the Exchange Act on February 7, 2002, including any amendment or report filed with the SEC for the purpose of updating such description; and

•	The description of our Preferred Stock Purchase Rights contained in our Registration Statements on Form 8-A, filed on March 1, 1990 and March 1, 2000, respectively, including the Rights Agreement, dated March 1, 1990, as amended on February 29, 2000, between Old National Bancorp and Old National Bank in Evansville, as Trustee.

      We also incorporate by reference reports we file in the future under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (excluding any portions of any such documents that are “furnished” but not “filed” for purposes of the Exchange Act), including reports filed after the date of the initial filing of the registration statement and before the effectiveness of the registration statement, until we sell all of the securities offered by this prospectus or terminate this offering.

      You may request a copy of any of the documents referred to above, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by contacting us in writing or by telephone at:

Old National Bancorp
P.O. Box 718
Evansville, Indiana 47708
(812) 464-1363
Attention: Corporate Secretary

      You should rely only on the information provided or incorporated by reference in this prospectus or in any applicable supplement to this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus and any applicable supplement is accurate as of any date other than the date on the front cover of those documents.

USE OF PROCEEDS

      We will receive proceeds from the sale of common stock the Plan Administrator purchases directly from us. We will not receive proceeds from the sale of common stock the Plan Administrator purchases in the open market. We intend to use the proceeds of the sale of any newly issued shares of common stock issued under the Plan for general corporate purposes. Since the price of the shares of common stock offered under the Plan is based on future market prices, we are unable to make an advance determination of the price at which shares of common stock will be sold to Plan participants or the proceeds of such sale.

PLAN OF DISTRIBUTION

      Except to the extent the Plan Administrator purchases common stock in the open market, we will sell directly to you through the Plan Administrator the shares of common stock acquired under the Plan. The shares of common stock, including shares acquired pursuant to a request for waiver, may be resold in market transactions on any national securities exchange on which shares of common stock trade or in privately negotiated transactions. The common stock currently is listed on the New York Stock Exchange.

      Pursuant to the Plan, we may be requested to approve optional cash investments in excess of the allowable maximum amounts pursuant to Requests for Waiver on behalf of participants that may be engaged in the securities business. Persons who acquire shares of common stock through the Plan and resell them shortly after acquiring them, including coverage of short positions, under certain circumstances, may be participating in a distribution of securities that would require compliance with Regulation M under the Securities Exchange Act of 1934 and may be considered to be underwriters within the meaning of the Securities Act of 1933. We will not extend to any such person any rights or privileges other than those to which it would be entitled as a participant under the Plan, nor will we enter into any agreement with any such person regarding such person’s purchase of such shares or any resale of distribution thereof. Under some circumstances, we may, however, approve requests for optional cash investments by such person in excess of the allowable maximum limitations. If such requests are submitted for any investment date for an aggregate amount in excess of the amount we are willing to accept, we may honor such requests in order of receipt, pro rata or by any other method which we determine to be appropriate.

      Subject to the availability of shares of common stock registered for issuance under the Plan, there is no total maximum number of shares of common stock that can be issued pursuant to the reinvestment of dividends and optional cash investments. In connection with any reinvestment of dividends or optional cash investments in which the Plan Administrator purchases shares of common stock in the open market, you will pay your pro rata share of any trading fees. You also will have to pay any fees payable in connection with your voluntary sale of shares from your Plan account and/or withdrawal of shares from the Plan.

LEGAL MATTERS

      Krieg DeVault LLP will issue an opinion regarding certain legal matters in connection with this offering, including the validity of the shares of common stock being offered pursuant to the Plan, and will pass upon certain federal income tax matters.

EXPERTS

      The consolidated financial statements of Old National Bancorp and its subsidiaries at December 31, 2003 and 2002 and for each of the three fiscal years in the period ended December 31, 2003, which are incorporated in this prospectus by reference to Old National’s Annual Report on Form 10-K for the fiscal year ended December 31, 2003, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given upon the authority of said firm as experts in accounting and auditing.

APPENDIX A

PLAN SERVICE FEES SCHEDULE

	Service Charge	Trading Fee

Initial investment purchases	$10.00	Currently, $0.0625 per share*
Subsequent purchases through optional cash payments	$5.00	Currently, $0.0625 per share*
Automatic payroll or account deduction for cash payments	No charge	Currently, $0.0625 per share*
Sale of shares**	$0.15 per share	Currently, $0.0625 per share*
Reinvestment of dividends	No charge	Currently, $0.0625 per share*
Safekeeping of shares	No charge	Not applicable
Certificate issuance	No charge	Not applicable
Plan Account Termination Fee	$15.00	Not applicable
Transfer of shares	No charge	Not applicable
Insufficient funds	$35.00 per item	Not applicable
Duplicate statement — per request	$10.00	Not applicable

*	Participants will be charged their proportionate share of trading fees on each purchase transaction for purchases made in the open market.

**	The Plan Administrator will deduct the service and trading fees from the proceeds of a sale.

________________________________________________________________________________

     No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by Old National Bancorp. This prospectus does not constitute an offer to sell, or solicitation of an offer to buy, the securities, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of Old National Bancorp since the date hereof.

________________________________________________________________________________

3,500,000 SHARES

OF

COMMON STOCK

OF

OLD NATIONAL BANCORP

PROSPECTUS

OFFERED SOLELY IN

CONNECTION WITH OUR

STOCK PURCHASE

AND

DIVIDEND

REINVESTMENT PLAN

January 6, 2005